525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct 312.577.8733 fax

November 13, 2007

Mr. Jeffrey Riedler United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 6010 100 F Street, NE Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc. Registration Statement on Form SB-2 Filed June 14, 2007 File No. 333-143755

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated November 6, 2007 (the “Comment Letter”), relating to the Company’s Registration Statement on Form SB-2, filed with the Commission on June 14, 2007, and Amendments No. 1 and 2 thereto, filed with the Commission on August 10, 2007 and October 30, 2007, respectively. Per the Staff’s invitation, we have attached hereto at Exhibit A draft pages from what will become Amendment No. 3 to the Registration Statement (“Amendment No. 3”). We will file Amendment No. 3 upon receipt of a response from the Staff to this letter. Amendment No. 3 will also contain Exhibit 5.1 and the Company's financial statements for the quarter and nine months ended September 30, 2007. For the convenience of the Staff, the responses set forth below follow the text of the paragraphs of the Comment Letter to which they relate and where appropriate, provide cross-references to the applicable portion of the attached changed pages.

Dollar Value of Underlying Securities

1.
We note your response to our prior comment 2 and reissue that comment. Your disclosure on page 4 still states that the “Series B Preferred and the Warrants” had a market value of $XX, rather than stating that the common shares issuable on conversion of the Series B Preferred and exercise of the Warrants had a market value of $XX. Please revise accordingly. Further please supplementally explain to us how you arrived at a market value of $73,486,326. The market value should reflect the market value of the underlying securities issuable. We may have further comments upon reviewing your response.

November 13, 2007

Response: In response to this Comment, the Company has revised page 4 of Amendment No. 3 under the heading “Private Placement” to state that the common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants had a market value of $73,486,326 on March 16, 2007. The market value is calculated as the market price on March 16, 2007 ($10.19 per share) multiplied by the total number of shares of common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants (7,211,612). The Company has added this information on page 4 of Amendment No. 3.

Selling Stockholders, page 69

2.	Please confirm to us that none of the selling stockholders are affiliates of the company.

Response: Rule 405 under the Securities Act of 1933 defines an “affiliate” of the Company as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company (where the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise). Although, in the aggregate, Sunrise Equity Partners, LP and Sunrise Securities Corp. (collectively referred to herein as “Sunrise”) possess approximately 11.75% of the voting securities of the Company, this ownership level does not permit Sunrise to direct the management and policies of the Company. Sunrise is not represented on the Company’s Board of Directors, and does not otherwise exert influence upon the management and policies of the Company. Furthermore, the Company has not entered into any contract or other arrangement with Sunrise that provides Sunrise with the power to direct the management and policies of the Company. Therefore, the Company confirms that none of the selling stockholders are affiliates of the Company.

3.
Please revise footnote 22 to state that Portside Growth and Opportunity Fund is an affiliate of a broker-dealer, the securities were purchased in the ordinary course of business and Portside Growth and Opportunity has not entered into any agreements to distribute the securities. Alternatively, identify Portside Growth and Opportunity Fund as an underwriter. To the extent that any other selling stockholders are affiliates of broker-dealers, please provide similar disclosure.

Response: In response to this Comment, the Company notes that, in Section 2(b) of the Securities Purchase Agreement dated as of March 16, 2007 (available as Exhibit 10.1 to the Form 8-K filed on March 19, 2007), each selling stockholder (including, without limitation, those that are broker-dealers or affiliates of broker-dealers) represented that its purchase of the securities was in the ordinary course of business and that it had no agreements or understandings, directly or indirectly, with any person to resell or distribute any of the securities. The Company has inserted this information on page 82 of Amendment No. 3. In addition, the Company has identified all selling stockholders who are broker-dealers or affiliates of broker-dealers, and has added such information to the footnotes to the selling stockholders table beginning on page 76 of Amendment No. 3.

November 13, 2007

4.
We note that in this amendment in arriving at the number of shares outstanding prior to the Series B transaction and held by persons other than selling stockholders, affiliates of the selling stockholders and affiliates of the company, you did not subtract the 5,000 shares held by 1625421 Ontario which you did in the previous version of the prospectus. Please provide us a supplemental explanation.

Response: In response to this Comment, the Company notes that the 5,000 shares held by 1625421 Ontario Inc. prior to the Series B transaction were mistakenly omitted from this calculation in Amendment No. 2. The Company has corrected this omission on page 82 of Amendment No. 3, and throughout Amendment No. 3 where it has an effect.

Prior Transactions Between the Issuer and the Selling Shareholder, page 81

5.
Please revise the table titled “Series A Participating Convertible Preferred Stock” to disclose the shares issued or issuable to selling stockholders in connection with the transaction as a percentage of shares outstanding prior to transaction and held by persons other than selling stockholders, affiliates of the company and affiliates of the selling stockholder for each selling shareholder, as opposed to only disclosing this information in the aggregate.

Response: In response to this Comment, the Company has revised the table on page 81 of Amendment No. 3.

6.
Please revise the table titled “Warrants to purchase common stock issued to underwriters or their designees in connection with out initial public offering of common stock” to include the selling shareholders in the table, as opposed to disclosing this information by footnote.

Response: In response to this Comment, the Company has revised the table on page 81 of Amendment No. 3.

If you have any further questions, please do not hesitate to contact me.

November 13, 2007

Very truly yours,

/s/ Ram Padmanabhan
Ram Padmanabhan

cc: Michael Fonstein

November 13, 2007

Exhibit A
Amendment No. 3 Pages

As filed with the Securities and Exchange Commission on November ___, 2007
        Registration Number 333-143755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 3
to FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CLEVELAND BIOLABS, INC.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number)	20-0077155 (I.R.S. Employer Identification No.)

73 High Street
Buffalo, New York 14203
(716) 849-6810
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices and principal place of business)

Dr. Michael Fonstein
Chief Executive Officer & President
Cleveland BioLabs, Inc.
73 High Street
Buffalo, New York 14203
(716) 849-6810
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ram Padmanabhan, Esq. Katten Muchin Rosenman LLP 525 West Monroe Street Chicago, Illinois 60661 (312) 902-5200 / (312) 902-1061 (Telecopy)

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement, as determined by the selling stockholders.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER   , 2007

5,568,999 Shares

CLEVELAND BIOLABS, INC.
Common Stock, $0.005 Par Value

This prospectus relates to up to 5,568,999 shares of our common stock that may be offered for sale from time to time by the selling stockholders named in this prospectus. This number represents 5,568,999 shares of common stock issuable upon the conversion or exercise of the securities issued in our private placement at the current conversion and exercise prices. Of these 5,568,999 shares of common stock:

•	3,752,712 shares are issuable upon conversion of Series B Convertible Preferred Stock, par value $0.005 per share (the “Series B Preferred”); and

•	1,816,287 shares are issuable upon exercise of the Series B Warrants.

All of these shares of common stock may be sold by the selling stockholders named in this prospectus, or their respective transferees, pledgees, donees or successors-in-interest. The selling stockholders will receive all proceeds from the sale of the shares of our common stock being offered in this prospectus. We will receive the exercise price of the Series B Warrants upon the exercise in cash of the Series B Warrants by the selling stockholders. We are registering the offer and sale of the shares of common stock to satisfy registration rights that we have granted.

The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through ordinary brokerage transactions directly to market makers of our shares or through any other means described in “Plan of Distribution” beginning on page 88. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale or at negotiated prices.

Our common stock is quoted on the Nasdaq Global Market under the symbol “CBLI.” The last reported sales price of our common stock on the Nasdaq Global Market on November 7, 2007 was $10.56 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2007.

Private Placement

On March 16, 2007, pursuant to a Securities Purchase Agreement of the same date, we consummated a transaction with various accredited investors in which we agreed to sell to the investors, in a private placement, Series B Preferred convertible into an aggregate of approximately 4,288,712 shares of common stock, and Series B Warrants to purchase approximately 2,144,356 shares of our common stock at an exercise price of $10.36 per share. The aggregate purchase price paid by the investors for the Series B Preferred and Series B Warrants was approximately $30,000,000. After related fees and expenses, we received net proceeds of approximately $29,000,000. We intend to use the proceeds for general corporate and working capital purposes.

Sunrise Securities Corp., or SSC, Reedland Capital Partners, an Institutional Division of Financial West Group, and Basic Investors, Inc., served as placement agents for the transaction. In consideration for their services, each agent (or its designees) received compensation as follows: SSC received Series B Preferred convertible into an aggregate of 290,298 shares of common stock, Series B Warrants to purchase an aggregate of 145,149 shares of common stock, and Series C Warrants, bearing an exercise price of $11.00 per share, to purchase 267,074 shares of common stock (together with the Series B Warrants, the "Warrants"); Reedland received Series B Warrants to purchase an aggregate of 63,543 shares of common stock and cash compensation (in lieu of Series B Preferred and additional Series B Warrants) of $444,800; Basic Investors received Series B Warrants to purchase an aggregate of 12,480 shares of Common Stock and cash compensation (in lieu of Series B Preferred and additional Series B Warrants) of $87,360.

In the aggregate, the Series B Preferred and the Series B Warrants issued in the transaction are convertible for and exercisable into, as of the date hereof, approximately 6,944,538 shares of common stock (subject to adjustments in the event of certain corporate events such as stock splits, or issuances of securities at a price below the conversion price of the Series B Preferred or the exercise price of the Series B Warrants, as the case may be). Based on the closing price of our common stock on March 16, 2007 of $10.19, the common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants (which, in the aggregate, are convertible into and exercisable for 7,211,612 shares of common stock) had a market value of approximately $73,486,326. Nasdaq Marketplace Rule 4350(i)(1)(D)(ii) requires that, for the sale, issuance or potential issuance by us of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock outstanding before the issuance, for less than the greater of book or market value of the common stock, we must obtain stockholder approval for the issuance. Accordingly, the conversion of the Series B Preferred and the exercise of the Warrants into common stock by their respective holders was submitted for approval and was approved by our stockholders at our 2007 annual stockholders meeting.

Notwithstanding the conversion rights of the Series B Preferred holders and us, and the exercise rights of the holders of Series B Warrants and us, we may not issue any shares of common stock in conversion of the Series B Preferred or in exercise of any Series B Warrant if the conversion or exercise would either (1) cause the applicable holder to beneficially own a number of shares of common stock that exceeds 9.99% of the number of shares of common stock outstanding after giving effect to the conversion or exercise, or (2) cause us to issue a number of shares of common stock that would exceed the number of shares of common stock that we can issue under the rules and regulations of the exchange on which those shares are traded. The holders of Series C Warrants may exercise at any time until expiration.

In connection with obtaining stockholder approval of the foregoing issuances, on March 16, 2007 we entered into a Voting Agreement with Michael Fonstein, Andrei Gudkov, Yakov Kogan, the Cleveland Clinic, ChemBridge, Sunrise Equity Partners L.P., or SEP, and SSC, each of whom agreed to vote in favor of authorizing the issuance of the shares of common stock underlying all of the Series B Preferred and the Warrants. In the aggregate, these parties to the Voting Agreement, together with holders of the Series B Preferred that were eligible to vote at the 2007 annual stockholders meeting, held approximately 63% of all votes entitled to be cast as of the record date.

In connection with the Securities Purchase Agreement, we also entered into a Registration Rights Agreement with the Buyers, dated as of March 16, 2007. Under the Registration Rights Agreement, we granted the Buyers certain registration rights with respect to common stock issuable upon conversion of the Series B Preferred and exercise of the Warrants. This registration statement is being filed to satisfy the registration rights granted under that Registration Rights Agreement and registers 3,752,712 of the 4,579,010 shares of common stock issuable upon conversion of the Series B Preferred and 1,816,287 of the 2,365,528 shares of common stock issuable upon the exercise of the Series B Warrants. In accordance with the Registration Rights Agreement, shares issuable upon exercise of the Series C Warrants, as well as shares issuable upon conversion of the Series B Preferred and exercise of the Series B Warrants that are not registered hereunder, will be registered in a subsequent registration statement.

SEP, one of the investors, together with its affiliates is a holder of more than 10% of our outstanding common stock. In the transaction, SEP purchased Series B Preferred convertible into 600,000 shares of common stock and received Series B Warrants to purchase 300,000 shares of common stock. As mentioned above, we also issued Series B Preferred convertible into 290,298 shares of common stock, Series B Warrants to purchase an aggregate of 145,149 shares of Common Stock, and Series C Warrants to purchase 267,074 shares of common stock to SSC (an affiliate of SEP) and its designees in consideration for its services as lead placement agent. We also engaged SSC as our exclusive management agent regarding all exercises of the Series B Warrants, for which we will pay SSC a fee equal to 3.5% of the aggregate exercise price of each Series B Warrant, payable in cash if the exercise is in cash or in shares of common stock if the exercise is cashless.

Risk Factors

Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Principal risks of our business include:

•	We have a history of operating losses. We expect to continue to incur losses and may exhaust our financial resources before we are able to complete the development of our drug candidates.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon conversion of the Series B Preferred and upon exercise of the Warrants. For additional information regarding the issuance of the Series B Preferred and the Warrants, see the section titled “Private Placement” under the “Business” section of this prospectus. We are registering the shares of common stock to satisfy registration rights that we have granted to the selling stockholders, and in order to permit the selling stockholders to offer the shares for resale from time to time. Except for their ownership of the Series B Preferred and Warrants issued pursuant to the Securities Purchase Agreement or as otherwise set forth below, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders and is based in part upon information supplied to us by each selling stockholder. The column titled “Shares of Common Stock Owned Before the Offering” lists the number of shares of common stock owned by each selling stockholder and is based in part upon information supplied to us by each selling stockholder as of November 1, 2007, assuming conversion of all Series B Preferred and exercise of all Warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise. The column titled “Shares of Common Stock Being Offered” lists the shares of common stock being offered pursuant to this prospectus by the selling stockholders (i.e., the shares of common stock underlying their Series B Preferred and Warrants). The column titled “Shares of Common Stock Owned Upon Completion of the Offering” lists the shares of common stock owned by each selling stockholder, assuming the shares of common stock underlying the Series B Preferred and the Warrants as hereby registered have been sold, and the column titled “Percentage of Common Stock Outstanding Upon Completion of the Offering” provides the percentage owned by each selling stockholder of all shares of common stock outstanding, assuming the same.

In accordance with the terms of the Registration Rights Agreement, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issuable upon conversion of the Series B Preferred as of the trading day immediately preceding the date the registration statement of which this prospectus is a part was initially filed with the SEC, and (ii) the number of shares of common stock issuable upon exercise of the Warrants as of the trading day immediately preceding the date the registration statement of which this prospectus is a part was initially filed with the SEC, subject to adjustments required by the staff of the SEC that limited the number of shares of common stock to be sold by any selling stockholder (together with its affiliates) to an amount that did not exceed 10% of the number of shares of common stock outstanding prior to the Series B private placement held by persons other than selling stockholders, affiliates of the Company, and affiliates of selling stockholders. Because the conversion price of the Series B Preferred and the exercise price of the Warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Under the terms of the Certificate of Designations, Preferences and Rights of the Series B Preferred, filed by us on March 16, 2007 with the Secretary of State of the State of Delaware, and the Warrants, a selling stockholder may not convert the Series B Preferred or exercise the Warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock that exceeds 9.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series B Preferred that have not been converted and upon exercise of the Warrants that have not been exercised. The entries in the table below do not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution."

Name and Address of Selling Stockholder	Shares of Common Stock Owned Before the Offering	Shares of Common Stock Being Offered	Shares of Common Stock Owned Upon Completion of the Offering	Percentage of Common Stock Outstanding Upon Completion of the Offering (1)
Sunrise Securities Corp. (2) 641 Lexington Ave., 25th Floor New York, New York 10022	331,911	20,725	311,186	2.51%

1625421 Ontario Inc. (3) 532 Spring Gate Blvd. Thornhill, Ontario L4J5B7 Canada	15,050	10,050	5,000	*

Alfred M. Gollomp (4) 160 Kensington Street Brooklyn, New York 11235	3,000	3,000	—	—

Andrew C. Hart (5) 65 West 13th Street Apt. 5C New York, New York 10001	30,000	30,000	—	—

North Pole Capital Master Fund (6) 1 First Canadian Place PO Box 150 Toronto, Ontario M5X1H3 Canada	82,500	82,500	—	—

CAMHZN Master LDC (7) c/o Centrecourt Asset Management LLC 350 Madison Avenue New York, New York 10017	53,571	53,571	—	—

CAMOFI Master LDC (8) c/o Centrecourt Asset Management LLC 350 Madison Avenue New York, New York 10017	219,237	219,237	—	—

Daniel J. Arbess (9) c/o Xerion Partners 450 Park Ave., 27th Floor New York, New York 10022	69,000	69,000	—	—

EGATNIV, LLC (10) 150 W. 46th Street, 6th Floor New York, New York 10036	12,003	12,003	—	—

Elie Zrihen (11) 34 Ellison Ave. Toronto, Ontario M3H2J6 Canada	2,142	2,142	—	—

F Berdon Co. LP (12) 717 Post Road, Suite 105 Scarsdale, New York 10583	63,000	63,000	—	—

Hudson Bay Fund L.P. (13) 120 Broadway, 40th Floor New York, New York 10271	47,250	47,250	—	—

Hudson Bay Overseas Fund Ltd. (14) 120 Broadway, 40th Floor New York, New York 10271	57,750	57,750	—	—

Iroquois Master Fund Ltd. (15) 641 Lexington Ave., 26th Floor New York, New York 10022	375,000	375,000	—	—

J.S.A. Investments, LLC (16) 19500 Turnberry Way Aventura, Florida 33180	30,000	30,000	—	—

Jesselson Grandchildren 12/18/80 Trust (17) 450 Park Avenue, Suite 2603 New York, NY 10022	150,000	150,000	—	—

JMG Capital Partners, LP (18) 11601 Wilshire Blvd., Suite 2180 Los Angeles, California 90025	420,000	420,000	—	—

Laffin Ventures Corporation (19) c/o Joshua Gerstin, Esq. 1499 West Palmetto Park Road, Suite 412 Boca Raton, Florida 33486	52,500	52,500	—	—

Perceptive Life Sciences Master Fund, Ltd. (20) 499 Park Avenue, 25th Floor New York, New York 10022	588,213	482,161	106,052	*

Peter M. Yu (21) 29 E. 64th Street, Apt. 11A New York, New York 10021	21,426	21,426	—	—

Portside Growth and Opportunity Fund (22) 666 Third Avenue New York, New York 10017	106,500	106,500	—	—

Ron Weissberg (23) 7 Hamitnahalim Street Savion Ganey Yehuda 56905 Israel	45,000	45,000	—	—

Ruth Low (24) 614 Trenton Drive Beverly Hills, California 90210	150,000	150,000	—	—

Sam Fendic (25) 6 Bond Street Bolton, Ontario L7E3J1 Canada	80,355	80,355	—	—

SDS Capital Group SPC, Ltd. (26) c/o SDS Management, LLC 53 Forest Avenue, Suite 201 Old Greenwich, Connecticut 06870	45,000	45,000	—	—

SF Capital Partners Ltd. (27) c/o Stark Offshore Management LLC 3600 South Lake Drive St. Francis, Wisconsin 53235	531,000	482,161	48,839	*

Starwood Group, L.P. (28) 150 Beams Club Drive Jupiter, Florida 33477	106,500	106,500	—	—

TCMP[3] Partners (29) 7 Century Drive, Suite 201 Parsippany, New Jersey 07054	303,000	303,000	—	—

UBS O'Connor LLC fbo O'Connor Pipes Corporate Strategies Master Limited (30) One North Wacker Drive Chicago, Illinois 60606	150,000	150,000	—	—

Uri Rosin (31) 145 Cooper Drive Great Neck, New York 11023	45,000	45,000	—	—

Xerion Partners II Master Fund Limited (32) 450 Park Avenue, 27th Floor New York, New York 10022	210,000	210,000	—	—

Aram Openden (33) 2630 Burridge Circle Twinsburg, Ohio 44087	6,000	6,000	—	—

Basic Investors, Inc. (34) 510 Broadhollow Road, Suite 306 Melville, New York 11747	24,480	12,000	12,480	*

Bruce Carlow (35) 71 Barnom Ave. Plainview, New York 11803	6,000	6,000	—	—

Bruce J. & Sandra K. Nielsen Joint Revoc. Trust (36) 4820 6 Mile Road Racine, Wisconsin 53402	6,000	6,000	—	—

Capital Ventures International (37) c/o Heights Capital Management 101 California Street, Suite 3250 San Francisco, California 94111	214,287	214,287	—	—

David Steinharter (38) 1985 East 7th Street Brooklyn, New York 11223	6,000	6,000	—	—

De Parys Holdings Limited (39) 2 Faggots Close Radlett, U.K.	4,500	4,500	—	—

Diane Schwartz (40) 23 Pheasant Run Lane Dix Hills, New York 11746	3,000	3,000	—	—

Douglas Belz (41) 22 South Gillette Ave. Bayport, New York 11705	12,000	12,000	—	—

Enable Growth Partners, L.P. (42) One Ferry Building, Suite 255 San Francisco, CA 94111	637,500	409,837	227,663	1.83%

Enable Opportunity Partners, L.P. (43) One Ferry Building, Suite 255 San Francisco, CA 94111	75,000	48,216	26,784	*

Eric Abitbol (44) 201 East 69th Street, Apt. 15E New York, New York 10021	8,348	3,070	5,278	*

Eric Jacobs (45) 13594 S.W. 58th Ave Miami, Florida 33156	9,000	9,000	—	—

Frank Bua (46) 99 Matsunaye Drive Medford, New York 11763	3,000	3,000	—	—

Gary Purcell (47) 3648 Lorrie Drive Oceanside, New York 11572	12,000	12,000	—	—

Gemini Master Fund, Ltd. (48) 12220 El Camino Real, #400 San Diego, California 92130	53,571	53,571	—	—

Ira Openden (49) 1 Laurel Street Jericho, New York 11753	6,000	6,000	—	—

James & Nancy Pappas (50) 129 Barton Lane Bayport, New York 11705	6,000	6,000	—	—

Jerold Ladin (51) 14 Beverly Lane Glenview, Illinois 60025	6,000	6,000	—	—

JGB Capital Offshore, Ltd. (52) c/o JGB Management, Inc. 660 Madison Ave., 21st Floor New York, New York 10025	13,292	13,392	—	—

JGB Capital, LP (53) c/o JGB Management, Inc. 660 Madison Ave., 21st Floor New York, New York 10025	95,179	40,179	55,000	*

Kathleen Belz (54) 23 Neel Court Sayville, New York 11782	36,000	36,000	—	—

Lorin Wells (55) 1345 Seneca Ave Bronx, New York 10474	15,000	15,000	—	—

Marc Rubin (56) 2634 Oakbrook Drive Weston, Florida 33332	3,000	3,000	—	—

Marilyn S. Adler (57) 888 Park Ave., Apt. 8A New York, New York 10021	20,822	2,383	18,439	*

Melchior Ancona (58) 330 Crown Ave Staten Island, New York 10312	3,000	3,000	—	—

Michael & Irene Alter (59) 143 Shrub Hollow Road Roslyn, New York 11576	6,000	6,000	—	—

Nathan Halequa (60) 6 Grace Avenue Great Neck, New York 11021	6,000	6,000	—	—

Peter Weprin (61) 401 1st Ave., Apt. 22E New York, New York 10010	7,905	3,044	4,861	*

Pierce Diversified Strategy Master Fund, LLC, Ena (62) One Ferry Building, Suite 255 San Francisco, California 94111	37,500	24,108	13,392	*

PR Diamonds Inc. (63) 580 5th Ave., Suite 1203 New York, New York 10036	6,000	6,000	—	—

Richard Barber (64) 3405 Howell Street #20 Dallas, Texas 75204	6,000	6,000	—	—

Richard Settducati (65) 20 Harvard Drive Hampton Bays, New York 11946	6,000	6,000	—	—

Robert Baffa (66) 116 Alden Drive Port Jefferson, New York 11777	3,000	3,000	—	—

Robert Fuchs (67) 131 Park Street Woodmere, New York 11598	6,323	2,435	3,888	*

Robert H. Cohen (68) 2 Hickory Lane Scarsdale, New York 10583	196,088	107,142	88,946	*

Rock Associates (69) 41 Winged Foot Drive Larchmont, New York 10538	10,500	10,500	—	—

Serafino Barone (70) 39 Summit Rd Sparta, New Jersey 07871	6,000	6,000	—	—

Serge Moyal (71) 532 Spring Gate Blvd. Thornhill, Ontario L4J5B7 Canada	6,329	1,788	4,541	*

Steven Diamond (72) 64 Prescott Street Lido Beach, New York 11561	3,000	3,000	—	—

Steven H. Lehmann (73) 30 Spruce Street Garden City, New York 11530	24,000	24,000	—	—

Sunrise Equity Partners, LP (74) 641 Lexington Ave., 25th Floor New York, New York 10022	2,085,962	357,510	1,728,452	13.58%

Thomas Laundrie (75) 22 Raymond Court Garden City, New York 11530	3,000	3,000	—	—

William Schmidl (76) 4027 Ramsgate San Antonio, Texas 78230	30,000	30,000	—	—

Amnon Mandelbaum (77) c/o Sunrise Securities Corp. 641 Lexington Ave., 25th Floor New York, New York 10022	526,338	28,907	497,431	4.00%

David Goodfriend (78) c/o Sunrise Securities Corp. 641 Lexington Ave., 25th Floor New York, New York 10022	56,369	3,212	53,157	*

Jeffrey Meyerson (79) c/o Sunrise Securities Corp. 641 Lexington Ave., 25th Floor New York, New York 10022	23,821	1,308	22,513	*

Jewish Communal Fund-Bone Marrow Testing Fund #3761 (80) 575 Madison Ave., Suite 703 New York, New York 10022	12,000	8,000	4,000	*

Nathan Low (81) c/o Sunrise Securities Corp. 641 Lexington Ave., 25th Floor New York, New York 10022	692,857	46,430	646,427	5.15%

Paul Scharfer (82) c/o Sunrise Securities Corp. 641 Lexington Ave., 25th Floor New York, New York 10022	34,158	5,468	28,690	*

Samuel Berger (83) c/o Sunrise Securities Corp. 641 Lexington Ave., 25th Floor New York, New York 10022	36,785	5,881	30,904	*

*    Less than 1%.

(1)	Except as otherwise required by Rule 13d-3 under the Exchange Act, this percentage ownership is based on 12,183,998 shares of common stock outstanding as of November 1, 2007.

(2)
Sunrise Securities Corp. served as a placement agent in our private placement of Series A Preferred Stock in March 2005, and also served as one of the co-managing underwriters in our initial public offering in July 2006. Level Counter LLC is the general partner of Sunrise Equity Partners, LP, an affiliate of Sunrise Securities Corp. The three managing members of Level Counter LLC are Nathan Low, the sole stockholder of Sunrise Securities Corp. and its president, Amnon Mandelbaum, one of the Managing Directors of Investment Banking at Sunrise Securities Corp., and Marilyn Adler, who is otherwise unaffiliated with Sunrise Securities Corp., and a unanimous vote of all three persons is required to dispose of the securities of Sunrise Equity Partners, LP. Accordingly, each of such persons may be deemed to have shared beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Such persons disclaim such beneficial ownership. As a result of the relationship of Mr. Low to Sunrise Securities Corp., Sunrise Equity Partners, LP may be deemed to beneficially own the securities owned by Sunrise Securities Corp. and/or Sunrise Securities Corp. may be deemed to beneficially own the securities owned by Sunrise Equity Partners, LP. Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp. and Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP. As the president and sole stockholder of Sunrise Securities Corp., Mr. Low exercises voting and dispositive control over the shares accompanying this footnote 2. Shares of common stock owned before the offering includes 105,650 shares of common stock, 100,000 shares of common stock underlying a warrant, which is currently exercisable, Series B Preferred convertible into 52,174 shares of common stock, a Series B Warrant exercisable for 26,087 shares of common stock, and a Series C Warrant exercisable for 48,000 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 20,725 shares of common stock. Sunrise Securities Corp. is a registered broker-dealer.

(3)
Serge Moyal exercises voting and dispositive control over these shares. Shares of common stock owned before the offering includes 5,000 shares of common stock, Series B Preferred convertible into 6,700 shares of common stock, and a Series B Warrant exercisable for 3,350 shares of common stock. Mr. Moyal is an employee of SSC, a registered broker-dealer.

(4)	Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common and a Series B Warrant exercisable for 1,000 shares of common stock.

(5)	Shares of common stock owned before the offering includes Series B Preferred convertible into 20,000 shares of common stock and a Series B Warrant exercisable for 10,000 shares of common stock.

(6)
Paul Sabourin (Chairman & CIO, Polar Securities Inc.), Robyn Schultz (Vice President, Polar Securities Inc.), Herman Gill (CFO, Polar Securities Inc.), Kamran Siddiqui (Trader, Polar Securities Inc.), and John Paul Cahill (Trader, Polar Securities Inc.) exercise voting and dispositive control over these shares, and any one of them can exercise such control alone.  Shares of common stock owned before the offering includes Series B Preferred convertible into 55,000 shares of common stock and a Series B Warrant exercisable for 27,500 shares of common stock.

(7)
Richard Smithline, Director of CAMHZN Master LDC, exercises voting and dispositive control over these shares. Shares of common stock owned before the offering includes Series B Preferred convertible into 35,714 shares of common stock and a Series B Warrant exercisable for 17,857 shares of common stock.

(8)
Richard Smithline, Director of CAMOFI Master LDC, exercises voting and dispositive control over these shares. Shares of common stock owned before the offering includes Series B Preferred convertible into 146,158 shares of common stock and Series B Warrants exercisable for 73,079 shares of common stock.

(9)
Shares of common stock owned before the offering includes Series B Preferred convertible into 46,000 shares of common stock and a Series B Warrant exercisable for 23,000 shares of common stock. Daniel J. Arbess exercises voting and dispositive control over shares owned by Xerion Partners II Master Fund Limited, which shares are not included here but rather are set forth separately under Xerion Partners II Master Fund Limited and described in the accompanying footnote 32.

(10)
Seth Farbman and Shai Stern exercise voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 8,002 shares of common stock and a Series B Warrant exercisable for 4,001 shares of common stock.

(11)	Shares of common stock owned before the offering includes Series B Preferred convertible into 1,428 shares of common stock and a Series B Warrant exercisable for 714 shares of common stock.

(12)
Frederick Berdon, Managing Partner of F Berdon Co. LP, exercises voting and dispositive control over these shares. Shares of common stock owned before the offering includes Series B Preferred convertible into 42,000 shares of common stock and a Series B Warrant exercisable for 21,000 shares of common stock. Mr. Berdon is an employee of a registered broker-dealer.

(13)
Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaims beneficial ownership over the securities held by Hudson Bay Fund L.P. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.  Shares of common stock owned before the offering includes Series B Preferred convertible into 31,500 shares of common stock and a Series B Warrant exercisable for 15,750 shares of common stock. Sander Gerber is the controlling owner of a registered broker-dealer.

(14)
Sander Gerber, Yoav Roth and John Doscas share voting and investment power over these securities. Each of Sander Gerber, Yoav Roth and John Doscas disclaims beneficial ownership over the securities held by Hudson Bay Overseas Fund Ltd. The selling stockholder acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.  Shares of common stock owned before the offering includes Series B Preferred convertible into 38,500 shares of common stock and a Series B Warrant exercisable for 19,250 shares of common stock. Sander Gerber is the controlling owner of a registered broker-dealer.

(15)
Joshua Silverman had voting and investment control over the shares held by Iroquois. However, Mr. Silverman does not have and disclaims any beneficial ownership of those shares. Shares of common stock owned before the offering includes Series B Preferred convertible into 250,000 shares of common stock and a Series B Warrant exercisable for 125,000 shares of common stock.

(16)
J.A. Meyerson exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 20,000 shares of common stock and a Series B Warrant exercisable for 10,000 shares of common stock.

(17)
Michael G. Jesselson, Erica Jesselson, Benjamin J. Jesselson, Lucy Lang, and Claire Strauss exercise voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 100,000 shares of common stock and a Series B Warrant exercisable for 50,000 shares of common stock.

(18)
JMG Capital Partners, LP (“JMG Partners”) is a California limited partnership. Its general partner is JMG Capital Management, LLC (the “Manager”), a Delaware limited liability company and an investment adviser that has voting and dispositive power over JMG Partners’ investments, including the Registrable Securities. The equity interests of the Manager are owned by JMG Capital Management, Inc. (“JMG Capital”), a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital and has sole investment discretion over JMG Partners’ portfolio holdings.  Shares of common stock owned before the offering includes Series B Preferred convertible into 280,000 shares of common stock and a Series B Warrant exercisable for 140,000 shares of common stock.

(19)
Mark Tompkins exercises voting and dispositive control over these shares.Shares of common stock owned before the offering includes Series B Preferred convertible into 35,000 shares of common stock and a Series B Warrant exercisable for 17,500 shares of common stock.

(20)
Joseph Edelman exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 392,142 shares of common stock and Series B Warrants exercisable for 196,071 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 321,441 shares of common stock and Series B Warrants exercisable for 160,720 shares of common stock.

(21)	Shares of common stock owned before the offering includes Series B Preferred convertible into 14,284 shares of common stock and a Series B Warrant exercisable for 7,142 shares of common stock.

(22)
Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside Growth and Opportunity Fund ("Portside") and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares. The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, L.L.C. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares to be offered by Portside Growth and Opportunity Fund through the prospectus and will receive no compensation whatsoever in connection with sales of shares by Portside Growth and Opportunity Fund through the prospectus. Shares of common stock owned before the offering includes Series B Preferred convertible into 71,000 shares of common stock and a Series B Warrant exercisable for 35,500 shares of common stock.

(23)	Shares of common stock owned before the offering includes Series B Preferred convertible into 30,000 shares of common stock and a Series B Warrant exercisable for 15,000 shares of common stock.

(24)	Shares of common stock owned before the offering includes Series B Preferred convertible into 100,000 shares of common stock and a Series B Warrant exercisable for 50,000 shares of common stock.

(25)	Shares of common stock owned before the offering includes Series B Preferred convertible into 53,570 shares of common stock and a Series B Warrant exercisable for 26,785 shares of common stock.

(26)
The natural person with voting and dispositive power with respect to these shares is Steve Derby. Steve Derby is the sole managing member of SDS Management, LLC, the investment manager of SDS Capital Group SPC, Ltd. Steve Derby and SDS Management, LLC disclaim beneficial ownership of these shares, except to the extent of their direct pecuniary interest therein, if any.  Shares of common stock owned before the offering includes Series B Preferred convertible into 30,000 shares of common stock and a Series B Warrant exercisable for 15,000 shares of common stock.

(27)
Michael A. Roth and Brian J. Stark have voting and investment control over securities owned by SF Capital Partners Ltd., but Messrs. Roth and Stark disclaim beneficial ownership of such securities. Shares of common stock owned before the offering includes Series B Preferred convertible into 321,441 shares of common stock and a Series B Warrant exercisable for 177,000 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 321,441 shares of common stock and Series B Warrants exercisable for 160,720 shares of common stock. SF Capital Partners Ltd. is an affiliate of a registered broker-dealer.

(28)
Robert Green exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 71,000 shares of common stock and a Series B Warrant exercisable for 35,500 shares of common stock.

(29)
Walter Schenker and Steven Slawson exercise voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 202,000 shares of common stock and Series B Warrants exercisable for 101,000 shares of common stock.

(30)
The selling security holder (O’Connor PIPES Corporate Strategies Master Limited) of this security is a fund which cedes investment control to UBS O’Connor LLC (the Investment Manager). The Investment Manager makes all of the investment/voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is listed on the New York Stock Exchange.  Shares of common stock owned before the offering includes Series B Preferred convertible into 100,000 shares of common stock and a Series B Warrant exercisable for 50,000 shares of common stock.

(31)	Shares of common stock owned before the offering includes Series B Preferred convertible into 30,000 shares of common stock and a Series B Warrant exercisable for 15,000 shares of common stock.

(32)
Daniel J. Arbess exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 140,000 shares of common stock and a Series B Warrant exercisable for 70,000 shares of common stock.

(33)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(34)
The partners of Basic Investors, Inc., Thomas Laundrie, Richard Belz and Gary Purcell, jointly exercise voting and dispositive control over these shares.   Shares of common stock owned before the offering includes Series B Preferred convertible into 8,000 shares of common stock and Series B Warrants exercisable for 16,480 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 8,000 shares of common stock and Series B Warrants exercisable for 4,000 shares of common stock. Basic Investors, Inc. is a registered broker-dealer.

(35)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(36)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(37)
Heights Capital Management, Inc., the authorized agent of Capital Ventures International ("CVI"), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 142,858 shares of common stock and a Series B Warrant exercisable for 71,429 shares of common stock. CVI is an affiliate of a registered broker-dealer.

(38)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(39)
Joseph Dennis Toff exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 3,000 shares of common stock and a Series B Warrant exercisable for 1,500 shares of common stock.

(40)	Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock.

(41)
Shares of common stock owned before the offering includes Series B Preferred convertible into 8,000 shares of common stock and a Series B Warrant exercisable for 4,000 shares of common stock. Mr. Belz is a registered representative of Basic Investors, Inc., a registered broker-dealer.

(42)
Mitch Levine, Managing Partner, exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 425,000 shares of common stock and a Series B Warrant exercisable for 212,500 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 273,225 shares of common stock and Series B Warrants exercisable for 136,612 shares of common stock.

(43)
Mitch Levine, Managing Partner, exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 50,000 shares of common stock and a Series B Warrant exercisable for 25,000 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 32,144 shares of common stock and Series B Warrants exercisable for 16,072 shares of common stock.

(44)
Shares of common stock owned before the offering includes 282 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011, Series B Preferred convertible into 5,228 shares of common stock, Series B Warrants exercisable for 2,614 shares of common stock, and a Series C Warrant exercisable for 224 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 2,077 shares of common stock and Series B Warrants exercisable for 993 shares of common stock. Mr. Abitol is an employee of SSC, a registered broker-dealer.

(45)	Shares of common stock owned before the offering includes Series B Preferred convertible into 6,000 shares of common stock and a Series B Warrant exercisable for 3,000 shares of common stock.

(46)
Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock. Mr. Bua is a registered representative of Basic Investors, Inc., a registered broker-dealer.

(47)
Shares of common stock owned before the offering includes Series B Preferred convertible into 8,000 shares of common stock and a Series B Warrant exercisable for 4,000 shares of common stock. Mr. Purcell is a partner of Basic Investors, Inc., a registered broker-dealer.

(48)
Gemini Strategies, LLC is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the sole managing member of Gemini Strategies, LLC. Each of Gemini Strategies, LLC and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.  Shares of common stock owned before the offering includes Series B Preferred convertible into 35,714 shares of common stock and a Series B Warrant exercisable for 17,857 shares of common stock.

(49)
Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock. Ira Openden is a registered representative of Basic Investors, Inc., a registered broker-dealer.

(50)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(51)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(52)
The general partner of JGB Capital Offshore, Ltd. is JGB Management Inc. JGB Management Inc. has voting control and investment discretion over securities held by JGB Capital Offshore, Ltd. The President of JGB Management Inc. is Brett Cohen. Brett Cohen disclaims beneficial ownership of the securities held by JGB Capital Offshore, Ltd. Shares of common stock owned before the offering includes Series B Preferred convertible into 8,928 shares of common stock and a Series B Warrant exercisable for 4,464 shares of common stock.

(53)
The general partner of JGB Capital L.P. is JGB Management Inc. JGB Management Inc. has voting control and investment discretion over securities held by JGB Capital L.P. The President of JGB Management Inc. is Brett Cohen. Brett Cohen disclaims beneficial ownership of the securities held by JGB Capital L.P. Shares of common stock owned before the offering includes 55,000 shares of common stock underlying a warrant that is currently exercisable, Series B Preferred convertible into 26,786 shares of common stock, and a Series B Warrant exercisable for 13,393 shares of common stock.

(54)
Shares of common stock owned before the offering includes Series B Preferred convertible into 24,000 shares of common stock and a Series B Warrant exercisable for 12,000 shares of common stock. Mr. Belz is an affiliate of Basic Investors, Inc., a registered broker-dealer.

(55)	Shares of common stock owned before the offering includes Series B Preferred convertible into 10,000 shares of common stock and a Series B Warrant exercisable for 5,000 shares of common stock.

(56)	Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock.

(57)
Shares of common stock owned before the offering includes 14,822 shares of common stock, Series B Preferred convertible into 4,000 shares of common stock, and a Series B Warrant exercisable for 2,000 shares of common stock. Does not include shares owned by Sunrise Equity Partners, LP, which shares are set forth in footnote 74, and over which Marilyn S. Adler does not exercise sole voting or dispositive control. Also does not include shares owned by Sunrise Securities Corp., which shares are set forth in footnote 2. Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP, and Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp. Shares of common stock being offered includes Series B Preferred convertible into 1,589 shares of common stock and Series B Warrants exercisable for 794 shares of common stock. Ms. Adler is an employee of SSC, a registered broker-dealer.

(58)	Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock.

(59)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(60)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(61)
Shares of common stock owned before the offering includes Series B Preferred convertible into 5,163 shares of common stock, Series B Warrants exercisable for 2,582 shares of common stock, and a Series C Warrant exercisable for 160 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 2,051 shares of common stock and Series B Warrants exercisable for 993 shares of common stock. Mr. Weprin is an employee of a registered broker-dealer.

(62)
Mitch Levine, Managing Partner, exercises voting and dispositive control over these shares.  Shares of common stock owned before the offering includes Series B Preferred convertible into 25,000 shares of common stock, and a Series B Warrant exercisable for 12,500 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 16,072 shares of common stock and Series B Warrants exercisable for 8,036 shares of common stock.

(63)
Pincus Reisz exercises voting and dispositive control over these shares. Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(64)
Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock. Mr. Barber is an owner of a registered broker-dealer, and an employee of a registered broker-dealer.

(65)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(66)	Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock.

(67)
Shares of common stock owned before the offering includes Series B Preferred convertible into 4,130 shares of common stock, Series B Warrants exercisable for 2,065 shares of common stock, and a Series C Warrant exercisable for 128 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 1,641 shares of common stock and Series B Warrants exercisable for 794 shares of common stock. Mr. Fuchs is an employee of SSC, a registered broker-dealer.

(68)
Shares of common stock owned before the offering includes 88,946 shares of common stock, Series B Preferred convertible into 71,428 shares of common stock, and a Series B Warrant exercisable for 35,714 shares of common stock.

(69)
Stuart Schapiro exercises voting and dispositive control over these shares. Shares of common stock owned before the offering includes Series B Preferred convertible into 7,000 shares of common stock and a Series B Warrant exercisable for 3,500 shares of common stock.

(70)	Shares of common stock owned before the offering includes Series B Preferred convertible into 4,000 shares of common stock and a Series B Warrant exercisable for 2,000 shares of common stock.

(71)
Shares of common stock owned before the offering includes 804 shares of common stock, 1,025 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011, Series B Preferred convertible into 3,000 shares of common stock, and a Series B Warrant exercisable for 1,500 shares of common stock. Serge Moyal exercises voting and dispositive control over shares owned by 1625421 Ontario Inc., which shares are not included here but rather are set forth separately under 1625421 Ontario Inc. and described in the accompanying footnote 3. Shares of common stock being offered includes Series B Preferred convertible into 1,192 shares of common stock and Series B Warrants exercisable for 596 shares of common stock. Mr. Moyal is an employee of SSC, a registered broker-dealer.

(72)	Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock.

(73)	Shares of common stock owned before the offering includes Series B Preferred convertible into 16,000 shares of common stock and a Series B Warrant exercisable for 8,000 shares of common stock.

(74)
Sunrise Equity Partners, LP, an affiliate of Sunrise Securities Corp. (a registered broker-dealer), was a buyer in our private placement of Series A Preferred Stock in March 2005. Level Counter LLC is the general partner of Sunrise Equity Partners, LP. The three managing members of Level Counter LLC are Nathan Low, the sole stockholder of Sunrise Securities Corp. and its president, Amnon Mandelbaum, one of the Managing Directors of Investment Banking at Sunrise Securities Corp., and Marilyn Adler, who is otherwise unaffiliated with Sunrise Securities Corp., and a unanimous vote of all three persons is required to dispose of the securities of Sunrise Equity Partners, LP. Accordingly, each of such persons may be deemed to have shared beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Such persons disclaim such beneficial ownership. As a result of the relationship of Mr. Low to Sunrise Securities Corp., Sunrise Equity Partners, LP may be deemed to beneficially own the securities owned by Sunrise Securities Corp., and/or Sunrise Securities Corp. may be deemed to beneficially own the securities owned by Sunrise Equity Partners, LP. Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp., and Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP. Shares of common stock owned before the offering includes 1,185,962 shares of common stock, Series B Preferred convertible into 600,000 shares of common stock, and a Series B Warrant exercisable for 300,000 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 238,340 shares of common stock and Series B Warrants exercisable for 119,170 shares of common stock.

(75)
Shares of common stock owned before the offering includes Series B Preferred convertible into 2,000 shares of common stock and a Series B Warrant exercisable for 1,000 shares of common stock. Mr. Laundrie is a partner of Basic Investors, Inc., a registered broker-dealer.

(76)	Shares of common stock owned before the offering includes Series B Preferred convertible into 20,000 shares of common stock and a Series B Warrant exercisable for 10,000 shares of common stock.

(77)
Shares of common stock owned before the offering includes 240,102 shares of common stock, 70,146 shares of common stock underlying a warrant, which is currently exercisable, 12,516 shares of common stock underlying a second warrant, which is currently exercisable, and 26,679 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011. Shares of common stock owned before the offering also includes Series B Preferred convertible into 72,771 shares of common stock, a Series B Warrant exercisable for 36,385 shares of common stock, and a Series C Warrant exercisable for 60,034 shares of common stock. Amnon Mandelbaum exercises voting and dispositive control over shares owned by Amnon Mandelbaum IRA NFS as Custodian. Therefore, shares of common stock owned before the offering also includes 7,705 shares of common stock. Does not include shares owned by Sunrise Equity Partners, LP, which shares are set forth in footnote 74, and over which Amnon Mandelbaum does not exercise sole voting or dispositive control. Also does not include shares owned by Sunrise Securities Corp., which shares are set forth in footnote 2. Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP, and Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp. Shares of common stock being offered includes Series B Preferred convertible into 28,907 shares of common stock. Mr. Mandelbaum is an employee of SSC, a registered broker-dealer.

(78)
Shares of common stock owned before the offering includes 25,025 shares of common stock, 7,792 shares of common stock underlying a warrant, which is currently exercisable, 1,788 shares of common stock underlying a second warrant, which is currently exercisable, and 2,965 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011. Shares of common stock owned before the offering also includes Series B Preferred convertible into 8,086 shares of common stock, a Series B Warrant exercisable for 4,043 shares of common stock, and a Series C Warrant exercisable for 6,670 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 3,212 shares of common stock. Mr. Goodfriend is an employee of SSC, a registered broker-dealer.

(79)
Shares of common stock owned before the offering includes 15,000 shares of common stock, 649 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011, Series B Preferred convertible into 3,293 shares of common stock, a Series B Warrant exercisable for 1,647 shares of common stock, and a Series C Warrant exercisable for 3,232 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 1,308 shares of common stock. Mr. Meyerson is an employee of SSC, a registered broker-dealer.

(80)
Saul Wadowski (Vice President/Controller), Susan F. Dickman (Executive Vice President), and Jose J. Virella (Senior Vice President of Finance and Administration) exercise voting and dispositive control over these shares, and any one of them can exercise such control alone.  Shares of common stock owned before the offering includes Series B Preferred convertible into 8,000 shares of common stock and a Series B Warrant exercisable for 4,000 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 8,000 shares of common stock.

(81)
Shares of common stock owned before the offering includes 120,002 shares of common stock, 72,311 shares of common stock underlying a warrant, which is currently exercisable, 11,324 shares of common stock underlying a second warrant, which is currently exercisable, and 48,064 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011. Shares of common stock owned before the offering also includes Series B Preferred convertible into 116,883 shares of common stock, a Series B Warrant exercisable for 58,441 shares of common stock, and Series C Warrants exercisable for 117,589 shares of common stock. Nathan Low exercises voting and dispositive control over shares owned by Bear Stearns as Custodian for Nathan A. Low Roth IRA. Therefore, shares of common stock owned before the offering also includes 148,243 shares of common stock. Nathan Low is the president and sole stockholder of Sunrise Securities Corp. and also exercises voting and dispositive control over shares owned by Sunrise Securities Corp., which shares are not included here but rather are set forth separately under Sunrise Securities Corp. and described in the accompanying footnote 2. Also does not include shares owned by Sunrise Equity Partners, LP, which shares are set forth in footnote 74, and over which Nathan Low does not exercise sole voting or dispositive control. Sunrise Securities Corp. disclaims any beneficial ownership of the securities owned by Sunrise Equity Partners, LP, and Sunrise Equity Partners, LP disclaims any beneficial ownership of the securities owned by Sunrise Securities Corp. Shares of common stock being offered includes Series B Preferred convertible into 46,430 shares of common stock. Mr. Low is an employee of SSC, a registered broker-dealer.

(82)
Shares of common stock owned before the offering includes Series B Preferred convertible into 13,766 shares of common stock, a Series B Warrant exercisable for 6,883 shares of common stock, and a Series C Warrant exercisable for 13,509 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 5,468 shares of common stock. Mr. Scharfer is an employee of SSC, a registered broker-dealer.

(83)
Shares of common stock owned before the offering includes 51 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011, Series B Preferred convertible into 14,804 shares of common stock, a Series B Warrant exercisable for 7,402 shares of common stock, and a Series C Warrant exercisable for 14,528 shares of common stock. Shares of common stock being offered includes Series B Preferred convertible into 5,881 shares of common stock. Mr. Berger is an employee of SSC, a registered broker-dealer.

PRIOR SECURITIES TRANSACTIONS BETWEEN THE COMPANY
AND THE SELLING STOCKHOLDERS

We previously engaged SSC, the lead placement agent for our March 16, 2007 private placement, as a placement agent in our March 2005 private placement of 3,000,000 shares of our Series A Preferred Stock. SSC as well as other participants in that transaction were also selling stockholders or affiliates of selling stockholders in our March 16, 2007 private placement. The table below sets forth information regarding the number of shares issued to selling stockholders and their affiliates in the Series A transaction as well as a comparison of shares issued to selling stockholders and their affiliates in the Series A transaction to the number of shares outstanding prior to the transaction held by stockholders other than the selling stockholders or their affiliates or affiliates of the Company.

SERIES A PARTICIPATING CONVERTIBLE PREFERRED STOCK
(“SERIES A PREFERRED”)

Date of Transaction	Shares Outstanding Prior to the Transaction	Shares Outstanding Prior to Transaction Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders	Shares Issued or Issuable to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction
Shares Issued or Issuable to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction as a Percentage of Shares Outstanding Prior to Transaction and Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders
Market Price per Share Prior to the Transaction	Current Market Price per Share
March 15, 2005	5,960,000[1]	1,043,000[2]	2,122,500[3]	203.50%	$2.00[4]	$10.56[5]
Shares Issued or Issuable to Each Selling Stockholder or Each Affiliate of Selling Stockholders in Connection with the Transaction:
Name	Shares Issued or Issuable in Connection with the Transaction
Shares Issued or Issuable in
Connection with the Transaction as a Percentage of Shares
Outstanding Prior to Transaction
Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders

Helen Goodfriend	50,000	4.79%
JGB Capital, LP	250,000	23.97%
CAMOFI Master LDC	125,000	11.98%
Marcia Kucher	5,000	0.48%
Robert Cohen	75,000	7.19%
Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA	12,500	1.20%
Sunrise Equity Partners, LP	1,000,000	95.88%
Marilyn S. Adler	12,500	1.20%
F Berdon Co. LP	75,000	7.19%
John L. Gallagher[6]	17,500	1.68%
Derek L. Caldwell[7]	96,000	9.20%
Bear Stearns as Custodian for Nathan A. Low Roth IRA	125,000	11.98%
Amnon Mandelbaum	125,000	11.98%
Amnon Mandelbaum IRA NFS as Custodian	6,500	0.62%
David Goodfriend	12,500	1.20%
Richard B. Stone	100,000	9.59%
1625421 Ontario Inc.	35,000	3.36%
Total	2,122,500	203.50%

1 There were 5,960,000 shares of common stock outstanding prior to consummation of the sale of Series A Preferred.

2 Excludes 4,917,000 shares held by executive officers of the Company and greater than 10% stockholders. At the time of the transaction, no shares were held by selling stockholders or affiliates of selling stockholders.

3 Shares issued in the transaction were Series A Preferred, all of which converted into common stock automatically on a one-to-one basis upon the Company’s initial public offering.

4 The purchase price of the Series A Preferred was $2.00 per share.

5 Based on the closing price of our common stock on November 7, 2007, as quoted on the Nasdaq Global Market.

6 At the time of the transaction, Mr. Gallagher was an affiliate of SSC, but no longer maintains such affiliation.

7 At the time of the transaction, Mr. Caldwell was an affiliate of SSC, but no longer maintains such affiliation.

SSC also served as underwriter in our initial public offering in July 2006.  In connection with that transaction, we issued warrants to purchase shares of our common stock to SSC's designees, some of which are selling stockholders or affiliates of selling stockholders.  The table below sets forth information regarding the number of warrants issued to selling stockholders and their affiliates in the initial public offering as well as a comparison of warrants issued to selling stockholders and their affiliates in the initial public offering to the number of shares outstanding prior to the transaction held by stockholders other than the selling stockholders or their affiliates and affiliates of the Company.

WARRANTS TO PURCHASE COMMON STOCK ISSUED TO UNDERWRITERS OR
THEIR DESIGNEES IN CONNECTION WITH OUR INITIAL PUBLIC OFFERING OF COMMON STOCK

Date of Transaction	Shares Outstanding Prior to the Transaction	Shares Outstanding Prior to Transaction and Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders	Shares Issued or Issuable to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction
Shares Issued or Issuable to Selling Stockholders or Affiliates of Selling Stockholders in Connection with the Transaction as a Percentage of Shares Outstanding Prior to Transaction and Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders
Market Price per Share Prior to the Transaction	Current Market Price per Share
July 26, 2006	11,825,764[1]	3,962,022[2]	86,650[3]	2.19%	$6.00[4]	$10.56[5]
Shares Issued or Issuable to Each Selling Stockholder or Each Affiliate of Selling Stockholders in Connection with the Transaction:
Name	Shares Issued or Issuable in Connection with the Transaction
Shares Issued or Issuable in
Connection with the Transaction as a Percentage of Shares
Outstanding Prior to Transaction
Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders

Nathan Low	48,064	1.21%
Amnon Mandelbaum	26,679	0.67%
David Goodfriend	2,965	0.075%
Richard B. Stone	1,794	0.045%
Serge Moyal	1,281	0.032%
Eric Abitbol	282	0.0071%
Samuel Berger	51	0.0013%
Jeffrey Meyerson	649	0.016%
Marcia Kucher	485	0.012%
David Filer	4,400	0.11%
Total	86,650	2.19%

1 Shares outstanding prior to the transaction includes, among other shares, (i) 1,700,000 shares of common stock issued in our initial public offering, (ii) 253,384 shares of common stock issued as dividends on the Series A Preferred, (iii) 69,355 shares of common stock issued as penalty shares on the Series A Preferred, (iv) 3,351,219 shares of Series A Preferred that converted into shares of common stock on a one-for-one basis upon our initial public offering, and (v) notes that converted into 124,206 shares of common stock upon our initial public offering. Does not include warrants to purchase 594,424 shares of common stock and options to purchase 438,490 shares of common stock, which were not exercised as of the date of the transaction.

2 Calculated as the 11,825,764 shares of common stock outstanding prior to the transaction less the following shares of common stock outstanding prior to the transaction: (i) 4,917,000 shares held by executive officers of the Company and greater than 10% stockholders; (ii) 296,489 shares held by JGB Capital, LP; (iii) 148,243 shares held by CAMOFI Master LDC; (iv) 6,244 shares held by Marcia Kucher, (v) 88,946 shares held by Robert H. Cohen; (vi) 14,822 shares held by Bear Stearns Securities Corp. Custodian for Stuart Schapiro IRA; (vii) 1,185,962 shares held by Sunrise Equity Partners, LP; (viii) 14,822 shares held by Marilyn S. Adler; (ix) 88,946 shares held by F Berdon Co. LP; (x) 148,243 shares held by Bear Stearns as Custodian for Nathan A. Low Roth IRA; (xi) 240,102 shares held by Amnon Mandelbaum; (xii) 7,705 shares held by Amnon Mandelbaum IRA NFS as Custodian; (xiii) 25,025 shares held by David Goodfriend; (xiv) 41,505 shares held by IRA Bear Stearns as Custodian 1625421 Ontario, Inc.; (xv) 1,603 shares held by Serge Moyal; (xvi) 120,002 shares held by Nathan Low; (xvii) 131,000 shares held by Sunrise Securities Corp.; (xviii) 1,192 shares held by Sunrise Foundation Trust; (xix) 59,296 shares held by Helen Goodfriend; (xx) 21,551 shares held by John L. Gallagher; (xxi) 118,265 shares held by Derek L. Caldwell; (xxii) 123,179 shares held by Richard B. Stone; and (xxiii) 63,600 shares held by David Filer. In addition, consistent with footnote 1, warrants to purchase common stock and options to purchase common stock are not reflected in this column. Of the outstanding warrants to purchase 594,424 shares of common stock, 264,624 were held by persons other than selling stockholders, affiliates of selling stockholders, and affiliates of the Company. Of the outstanding options to purchase 438,490 shares of common stock, 392,806 were held by persons other than selling stockholders, affiliates of selling stockholders, and affiliates of the Company.

3 Represents warrants sold to SSC in connection with the initial public offering, which SSC then issued to its designees, as reflected in the table.

4 The warrants sold to SSC in connection with the initial public offering had an exercise price of $8.70 per share.

5 Based on the closing price of our common stock on November 7, 2007, as quoted on the Nasdaq Global Market.

The table below sets forth the number of shares outstanding prior to the March 16, 2007 private placement and that were held by persons other than the selling stockholders and their affiliates and affiliates of the Company as well as information regarding shares registered for resale by the selling stockholders or their affiliates in prior registration statements of the Company.

COMPARISON OF REGISTERED SHARES TO OUTSTANDING SHARES

Shares Outstanding Prior to Series B Transaction Held by Persons other than Selling Stockholders, Affiliates of the Company, and Affiliates of Selling Stockholders	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders that Continue to be Held by Selling Stockholders of Affiliates of Selling Stockholders	Shares Sold in Registered Resale Transactions by Selling Stockholders or Affiliates of Selling Stockholders	Shares Registered for Resale on Behalf of Selling Stockholders or Affiliates of Selling Stockholders in Series B Transaction
Aggregate Information:
4,821,612[1]	3,158,611[2]	2,295,143[3]	863,468[4]	5,568,999[5]
Individual Information:
Name	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders in Prior Registration Statements	Shares Registered for Resale by Selling Stockholders or Affiliates of Selling Stockholders that Continue to be Held by Selling Stockholders of Affiliates of Selling Stockholders	Shares Sold in Registered Resale Transactions by Selling Stockholders or Affiliates of Selling Stockholders
Helen Goodfriend	59,296	59,296	-
JGB Capital, LP	296,489	-	296,489
CAMOFI Master LDC	148,243		148,243
Marcia Kucher	7,782[6]	5,485[7]	2,297
Robert Cohen	88,946	88,946	-
Bear Stearns Securities	14,822		14,822
Corp. Custodian for Stuart Schapiro IRA Sunrise Equity	1,185,962	1,185,962
Partners, LP Marilyn S. Adler	14,822	14,822	-
F Berdon Co. LP	88,946	10,004	78,942
Bear Stearns as	148,243	148,243	-
Custodian for Nathan A. Low Roth IRA Amnon Mandelbaum	349,443[8]	240,102	109,341
Amnon Mandelbaum	7,705	7,705	-
IRA NFS as Custodian David Goodfriend	37,570[9]	37,570[10]	-
Richard B. Stone	128,473[11]	3,500[12]	124,973
Serge Moyal	4,109[13]	1,603	2,506
David Filer	51,380[14]	27,380	24,000
Nathan Low	251,701[15]	251,701[16]	-
Sunrise Securities	231,000[17]	205,650[18]	25,350
Corp. Sunrise Foundation	1,192	1,192
Trust Eric Abitbol	282[19]	282[20]
Samuel Berger	51[21]	51[22]
Jeffrey Meyerson	649[23]	649[24]
IRA Bear Stearns as	41,505	5,000	36,505
Custodian 1625421
Ontario Inc.
Total	3,158,611	2,295,143	863,468

1 Calculated as the 11,889,099 shares of common stock outstanding prior to the transaction less the following shares of common stock outstanding prior to the transaction: (i) 4,917,000 shares held by executive officers of the Company and greater than 10% stockholders that are not selling stockholders; (ii) 5,000 shares held by Marcia Kucher; (iii) 88,946 shares held by Robert H. Cohen; (iv) 14,822 shares held by Marilyn S. Adler; (v) 148,243 shares held by Bear Stearns as Custodian for Nathan A. Low Roth IRA; (vi) 240,102 shares held by Amnon Mandelbaum; (vii) 7,705 shares held by Amnon Mandelbaum IRA NFS as Custodian; (viii) 25,025 shares held by David Goodfriend; (ix) 1,608 shares held by Serge Moyal; (x) 120,002 shares held by Nathan Low; (xi) 1,192 shares held by Sunrise Foundation Trust; (xii) 59,296 shares held by Helen Goodfriend; (xiii) 106,580 shares held by David Filer; (xiv) 10,004 shares held by F Berdon Co. LP; (xv) 5,000 shares held by 1625421 Ontario Inc.; (xvi) 1,185,962 shares held by Sunrise Equity Partners, LP; and (xvii) 131,000 shares held by Sunrise Securities Corp. Warrants to purchase common stock and options to purchase common stock are not reflected in this column. Of the outstanding warrants to purchase 824,166 shares of common stock, 397,974 were held by persons other than selling stockholders, affiliates of selling stockholders, and affiliates of the Company. Of the outstanding options to purchase 513,990 shares of common stock, 423,306 were held by persons other than selling stockholders, affiliates of selling stockholders, and affiliates of the Company.

2Includes shares of common stock underlying warrants.

3Includes shares of common stock underlying warrants.

4 Includes shares of common stock that originally were underlying warrants.

5 Represents the sum of (i) 3,752,712 shares of common stock issuable upon conversion of Series B Preferred at an initial conversion price of $7.00 per share and (ii) 1,816,287 shares of common stock issuable upon exercise of the Series B Warrants at an initial exercise price of $10.36 per share. Shares of common stock issuable upon conversion of the Series B Preferred and exercise of the Series B Warrants that are not registered hereunder, as well as shares of common stock issuable upon exercise of the Series C Warrants, are to be registered in a subsequent registration statement.

6 Included 6,244 shares of common stock, 1,053 shares of common stock underlying a warrant, which was exercisable at the time of registration, and 485 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

7 Includes 5,000 shares of common stock and 485 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

8 Included 240,102 shares of common stock, 70,146 shares of common stock underlying a warrant, which was exercisable at the time of registration, 12,516 shares of common stock underlying a second warrant, which was exercisable at the time of registration, and 26,679 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

9 Included 25,025 shares of common stock, 7,792 shares of common stock underlying a warrant, which was exercisable at the time of registration, 1,788 shares of common stock underlying a second warrant, which was exercisable at the time of registration, and 2,965 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

 10 See footnote 9.

 11 Included 123,179 shares of common stock, 3,500 shares of common stock underlying a warrant, which was exercisable at the time of registration, and 1,794 shares of common stock underlying a second warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

12 On August 20, 2007, Mr. Stone exercised his warrant for 3,500 shares of common stock.

13 Included 1,603 shares of common stock, 1,225 shares of common stock underlying a warrant, which was exercisable at the time of registration, and 1,281 shares of common stock underlying a second warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

14 Included 4,000 shares of common stock, 40,000 shares of common stock underlying a warrant, which was exercisable at the time of registration, 2,980 shares of common stock underlying a second warrant, which was exercisable at the time of registration, and 4,400 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

15 Included 120,002 shares of common stock, 72,311 shares of common stock underlying a warrant, which was exercisable at the time of registration, 11,324 shares of common stock underlying a second warrant, which was exercisable at the time of registration, and 48,064 shares of common stock underlying a third warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

16 See footnote 15.

17 Included 131,000 shares of common stock, and 100,000 shares of common stock underlying a warrant, which was exercisable at the time of registration. Nathan Low is the president and sole stockholder of Sunrise Securities Corp. and exercises voting and dispositive control over these shares.

18 Includes 105,650 shares of common stock and 100,000 shares of common stock underlying a warrant, which was exercisable at the time of registration. Nathan Low is the president and sole stockholder of Sunrise Securities Corp. and exercises voting and dispositive control over these shares.

19 Included 282 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

20 Includes 282 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

21 Included 51 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

22 Includes 51 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

23 Included 649 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

24 Includes 649 shares of common stock underlying a warrant, which is exercisable on or after July 26, 2007 and before July 25, 2011.

In the Securities Purchase Agreement, each investor represented that it had not directly or indirectly engaged in any purchase or sale of our common stock, including any “short” sales, since such investor became aware of the transactions contemplated thereby. Each such investor agreed not to engage in any such transactions prior to the filing of our report on Form 8-K describing the transactions contemplated by the Securities Purchase Agreement, which was filed on March 19, 2007. Further, we inquired of the selling stockholders regarding any short positions they hold in our common stock. Based on responses from selling stockholders holding in excess of 98% of the shares acquired pursuant to the transactions contemplated by the Securities Purchase Agreement, selling stockholders holding in excess of 79% of such shares have confirmed that they did not have a short position in our common stock as of the dates of their responses. Selling stockholders holding approximately 19% of the such shares have indicated that they consider their trading information to be confidential and proprietary, but each of such selling stockholders has confirmed that (i) it did not enter into any short sales during the period beginning when such selling stockholder obtained knowledge that we were contemplating a private placement and ending upon our public announcement of the private placement on March 19, 2007, (ii) it is aware of and in compliance with applicable laws concerning insider trading, and (iii) is aware of and in compliance with the position of the SEC set forth in Item A.65 of Section 5 of the SEC’s Manual of Publicly Available Telephone Interpretations relating to such transactions.

In addition, each investor (including, without limitation, those that are broker-dealers or affiliates of broker-dealers) represented and warranted in the Securities Purchase Agreement that it acquired the securities in the ordinary course of its business, and that it had no agreements or understandings, directly or indirectly, to resell or distribute any of the securities acquired in the private placement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As of July 20, 2006, the effective date of our initial public offering, the Audit Committee has been required to conduct appropriate reviews of all transactions with related persons for potential conflict of interest situations on an ongoing basis. All such transactions must be approved by our Audit Committee.

The Cleveland Clinic Foundation

We have a unique opportunity to accelerate our development by utilizing intellectual property, drug leads, new research technologies, technical know-how and original scientific concepts derived from 25 years of research achievements relevant to cancer by Dr. Gudkov and his team, originally at the Cleveland Clinic. Pursuant to an Exclusive License Agreement we entered into with the Cleveland Clinic effective as of July 1, 2004, the Cleveland Clinic granted to us an exclusive license to the Cleveland Clinic’s research base underlying our therapeutic platform (the CBLC100, CBLB100 and CBLB500 series). In consideration for obtaining this exclusive license, we agreed to:

•	issue to the Cleveland Clinic 1,341,000 shares of common stock of CBL;

•	make certain milestone payments (ranging from $50,000 to $4,000,000, depending on the type of drug and the stage of such drug’s development) to the Cleveland Clinic;

•	make royalty payments (calculated as a percentage of the net sales of the drugs ranging from 1-2%) to the Cleveland Clinic; and

•	make sublicense royalty payments (calculated as a percentage of the royalties received from the sublicenses ranging from 5-35%) to the Cleveland Clinic.

The milestone payments for products limited to biodefense uses are as follows: (i) for any IND application, $50,000; (ii) for the successful completion of Phase I studies, $100,000; (iii) for any NDA application or product license application, $350,000; and (iv) for regulatory approval permitting commercial sales, $1,000,000. The milestone payments for other product applications are: (i) for any IND application, $50,000; (ii) for Phase II clinical trials, $250,000; (iii) for Phase III clinical trials, $700,000; (iv) for any NDA application or product license application, $150,000; and (v) for regulatory approval permitting commercial sales, $4,000,000; in each case, such amounts are credited against any future royalty and sublicense royalty payments.

Under this license agreement, we may exclusively license additional technologies discovered by Dr. Gudkov in this field by providing the Cleveland Clinic with notice within 60 days after receiving an invention disclosure report from the Cleveland Clinic relating to any such additional technologies. We believe that this relationship will prove valuable, not only for the purposes of developing the discoveries of Dr. Gudkov and his colleagues, but also as a source of additional new technologies. We also expect that the Cleveland Clinic will play a critical role in validating therapeutic concepts and in conducting trials. The Cleveland Clinic may terminate the license upon a material breach by us as specified in the agreement, however, we may avoid such termination if within 90 days of receipt of such termination notice, we cure the breach.

In August 2004, we entered into a cooperative research and development agreement, or CRADA, with (i) the Uniformed Services University of the Health Sciences which includes the Armed Forces Radiobiology Research Institute, (ii) the Henry M. Jackson Foundation for the Advancement of Military Medicine, Inc., and (iii) the Cleveland Clinic to evaluate one of our radioprotective drug candidates and its effects on intracellular and extracellular signaling pathways. As a collaborator under this agreement, we are able to use the laboratories of the Armed Forces Radiobiology Research Institute to evaluate Protectan CBLB502 and its effects on intracellular and extracellular signaling pathways in order to improve countermeasures to lethal doses of radiation. Under the terms of the agreement, all parties are financially responsible for their own expenses related to the agreement. The agreement has a five year term, but may be unilaterally terminated by any party upon 30 days prior written notice with or without cause.

Pursuant to our existing license agreement with the Cleveland Clinic, we have paid a total of $300,000 as of September 15, 2007 in milestone payments. We continue to fund research conducted at the Cleveland Clinic on our behalf. Our current funding obligation is for approximately $365,000 per year and is anticipated to continue through 2011.

ChemBridge Corporation

Another vital component of our drug development capabilities is our strategic partnership with ChemBridge, an established leader in combinatorial chemistry and in manufacturing diverse chemical libraries.

On April 27, 2004, we entered into a library access agreement with ChemBridge which, in exchange for 357,600 shares of our common stock and warrants to purchase 264,624 shares of our common stock pursuant to a separate restricted stock agreement, provides us with continual access to a chemical library of 180,000 compounds (100,000 “historical” and 80,000 combinatorial). Under the library access agreement, we have also agreed to collaborate with ChemBridge in the future on two optimization projects, wherein ChemBridge will have the responsibility of providing the chemistry compounds for the project and we will have the responsibility of providing the pharmacological/biological compounds. Upon providing ChemBridge with our data after at least two positive repeat screening assays, which have been confirmed in at least one additional functional assay, ChemBridge will have the option to select such compound as one of the two optimization projects. ChemBridge will retain a fifty percent ownership interest in two lead compounds selected by ChemBridge and all derivative compounds thereof. The parties will jointly manage the development and commercialization of any compounds arising from an optimization project. The parties are discussing the possibility of entering into an additional project arising from the optimization project. There can be no assurance the parties will agree to proceed with such project on favorable terms or at all. The library access agreement does not have a specified term or any termination provisions.